

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Christophe Charlier
Chairman and Chief Executive Officer
LaFayette Acquisition Corp.
4 Rue Murillo
Paris, France 75008

>   **Re: LaFayette Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 19, 2025**
>   **File No. 333-290054**

Dear Christophe Charlier:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Summary
Our Sponsor, page 9

1.   We note your disclosure that you will pay customary fees to Calabrese Consulting for assistance with the preparation of your financial statements. Please revise to clarify whether there is a written agreement with respect to such arrangement, and file any such agreement as an exhibit or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

2.   We note that the form of letter agreement among the registrant and its initial shareholders filed as Exhibit 10.2 provides that 50% of the Founder Shares shall be released from the lockup provisions set forth in the letter agreement if the closing price of your ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for

any 10 trading days within any 20-trading day period during the Founder Shares Lock-up Period. However, it does not appear that such provision is reflected in your disclosure in this section with respect to exceptions to transfer restrictions or elsewhere in your prospectus. Please revise.

Our rights agreement will designate the courts of the State of New York located in the County of New York..., page 62

3.   Please reconcile your disclosure that your rights agreement will select courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York for certain claims with the forum selection provision set forth in the form of rights agreement filed as Exhibit 4.4 that does not specify the County of New York. In addition, we note your disclosure that the forum selection provision in your rights agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please ensure that the forum selection provision in the rights agreement states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Proposed Business
Sources of Target Businesses, page 86

4.   We note your disclosure regarding your agreement with the underwriter to obtain an opinion from "an independent investment banking firm or another independent entity that commonly renders valuation opinions that [y]our initial business combination is fair to [y]our company from a financial point of view" if you pursue a business combination with a company that is affiliated with your initial shareholders, officers or directors, or make the acquisition through a joint venture or other form of shared ownership with your sponsor, officers or directors. Please revise your disclosure throughout your filing to ensure that such disclosure is consistent with the terms of the underwriting agreement. For example, we note that Section 3.32.3 of the underwriting agreement filed as Exhibit 1.1 does not appear to specify that the opinion would be from "an independent investment banking firm or another independent entity that commonly renders valuation opinions" and states that the opinion would also concern the fairness of the business combination to unaffiliated shareholders. We also note that the parties considered to be insiders for the purposes of such disclosure may not be the same as the "Insiders" described in the agreement. In addition, we note that your disclosure on page 113 suggests that you have agreed not to consummate any business combination unless you have obtained a fairness opinion, which does not appear to be consistent with the underwriting agreement.

5.   We note that the form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 provides that in the event the company seeks to consummate a business combination with a target that is affiliated with the sponsor, a founder, a director or an officer, the company, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions or an independent accounting firm that such a business combination is fair to the company

from a financial point of view. Please disclose such provision and reconcile such obligation with the related obligation set forth in Section 3.32.3 of the underwriting agreement.

Management

Number and Terms of Office of Officers and Directors, page 103

6. Please revise to clarify the terms of office of directors. In that regard, we note your disclosure that the term of office of the directors will expire on the earlier of 21 months and the closing of the business combination. However, we note that the form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 provides for a classified board of directors.

Committees of the Board of Directors, page 104

7. Please revise to clarify the directors who will serve as members of the audit committee and the compensation committee.

General

8. We note that the Memorandum and Articles of Association filed as Exhibit 3.1 and the securities subscription agreement filed as Exhibit 10.1 identify the company as "Foxtrot Acquisition Corp." Please tell us whether this is the registrant's former name.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at 202-551-3584 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Simon, Esq.